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                                                                  Exhibit (a)(8)

             AMWAY ASIA PACIFIC'S PRINCIPAL SHAREHOLDERS TO COMMENCE
                   TENDER OFFER FOR OUTSTANDING PUBLIC SHARES

HONG KONG - Monday, November 15, 1999 - Amway Asia Pacific
(NYSE: AAP; ASX: AMW) and its principal shareholders announced that the principal shareholders intend to commence a cash tender offer to purchase the approximately 15% of Amway Asia Pacific common stock that they do not currently own or control for US$18.00 per share, in cash. The transaction has a total value of approximately US$150 million. The tender offer will commence within the next five business days.

Amway Asia Pacific and its principal shareholders have entered into a definitive agreement providing for the tender offer and a second-step merger following the completion of the tender offer, in which all remaining Amway Asia Pacific shareholders will receive the same cash consideration paid in the tender offer.

Amway Asia Pacific's board of directors (with three directors who are principal shareholders recusing themselves) determined that the tender offer is fair to and in the best interests of the public shareholders and recommended that they accept the offer and tender their shares.

The company's board of directors acted upon the recommendation of a special committee of the board, which was comprised of three independent, non-employee directors of Amway Asia Pacific. Goldman, Sachs & Co. acted as financial advisor to the special committee.

Eoghan M. McMillan, chairman of the special committee, said, "After careful review by the special committee and the board of directors, with the assistance of our financial advisor, our board concluded that this transaction is in the best interests of our public shareholders, as well as our distributors and employees. Our public shareholders are receiving a substantial premium of 53% - in cash."

Steve Van Andel, representing the principal shareholders, said, "The acquisition of Amway Asia Pacific's shares will give us the flexibility we need to streamline operations and to integrate certain functions of all Amway companies under a single global corporate structure. Our objective is to organize in the most efficient manner to best address our rapidly changing marketplace worldwide. These realignments will better position us to make necessary investments to build a stronger foundation for resumed growth in Asia and to encourage the continued loyalty and motivation of Amway Asia Pacific distributors. With this action, we are deepening and strengthening our commitment to our customers, distributors and employees in Asia."



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The tender offer will be made to all holders of common stock. The offer is not conditioned on obtaining financing or upon any minimum number of shares being tendered. The full terms and conditions of the offer will be set forth in the tender offer materials to be filed with the Securities and Exchange Commission and mailed to Amway Asia Pacific shareholders.

The principal shareholders of Amway Asia Pacific are certain corporations, trusts, foundations and other entities formed by or for the benefit of the Van Andel and DeVos families. They formed a new Bermuda corporation, New AAP Limited, for the purpose of conducting the tender offer.

Morgan Stanley Dean Witter and J.P. Morgan are acting as dealer managers for this transaction and are global co-financial advisors to the principal shareholders.

Georgeson Shareholder Communications Inc. is acting as information agent for the offer and may be contacted (via collect call) at (212)-440-9800 or toll-free at
(800)-223-2064.

Headquartered in Hong Kong, Amway Asia Pacific Ltd. is the exclusive distribution vehicle for Amway Corporation in Australia, Brunei, People's Republic of China, Macau, Malaysia, New Zealand, Taiwan and Thailand. Amway Asia Pacific Ltd. is one of the largest direct selling companies in the region, based on sales of Amway consumer products offered through a core distributor force of approximately 601,000 independent distributors at August 31, 1999. Amway Asia Pacific Ltd. is listed on the New York Stock Exchange (AAP) and the Australian Stock Exchange (AMW). Current press releases and SEC earnings filings are available through the Internet at http://www.aap-amway.com.

CONTACTS:

MEDIA AND INVESTORS:                         MEDIA AND INVESTORS IN AUSTRALIA:
Holly A. Clemente                            Kate Kerrison
AAP Director of Investor Relations, U.S.     Gavin Anderson & Kortlang, Sydney
(616) 787-8688                               (612) 9552-4499